SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December, 2002

CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)

Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒      Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐      No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-___________.)

CLAXSON INTERACTIVE GROUP INC.
Form 6-K

TABLE OF CONTENTS

Item		Page

Item 1.	Press Release Announcing Claxson Interactive Group Inc.’s Delisting from The Nasdaq SmallCap Market	3

Signatures		4

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Item 1. Press Release Announcing Claxson Interactive Group Inc.’s Delisting from The Nasdaq SmallCap Market

FOR IMMEDIATE RELEASE

Buenos Aires, December 18, 2002 – Claxson Interactive Group Inc. (Nasdaq-SCM: XSON) announced today that a Nasdaq Listing Qualifications Panel has denied Claxson’s appeal of an October 8, 2002 Nasdaq Staff Determination to delist Claxson’s Class A Common Stock, par value $.01 per share, from The Nasdaq SmallCap Market. Accordingly, Claxson’s Class A Common Stock has been delisted from The Nasdaq SmallCap Market effective with the open of business today, December 18, 2002. Claxson’s Class A Common Stock is eligible to trade on the OTC Bulletin Board.

About Claxson

Claxson (Nasdaq-SCM: XSON) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through its assets in pay television, broadcast television, radio and the Internet. Claxson was formed on September 21, 2001 in a merger transaction, which combined El Sitio, Inc. and other media assets contributed by funds affiliated with Hicks, Muse, Tate & Furst Inc. and members of the Cisneros Group of Companies. Headquartered in Buenos Aires, Argentina, and Miami Beach, Florida, Claxson has a presence in all key Ibero-American countries, including without limitation, Argentina, Mexico, Chile, Brazil, Spain, Portugal and the United States.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission and as it became effective on August 15, 2001 under the Securities Act of 1933.

# # #

Contacts:

Press	Investors
Alfredo Richard	Jose Antonio Ituarte
SVP, Communications	Chief Financial Officer
Claxson	Claxson
305-894-3588	011-5411-4339-3700

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC.

(Registrant)

Date: December 18, 2002	By: /s/ Roberto Vivo-Chaneton

Name: Roberto Vivo-Chaneton Title: Chief Executive Officer

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